Exhibit 99.1

Alio Gold Announces Appointment of Doug Jones as Chief Operating Officer

VANCOUVER, June 7, 2018 /CNW/ - Alio Gold Inc (TSX, NYSE AMERICAN: ALO) ("Alio Gold" or the "Company"), announces that the Company has finalized the appointment of Doug Jones as Executive Vice President and Chief Operating Officer. Mr. Jones will be responsible for operations at the Florida Canyon Mine in Nevada, USA and the San Francisco Mine in Sonora, Mexico. Paul Hosford, Vice-President Project Development, will continue to oversee the development of the Ana Paula Project in Guerrero, Mexico.

"We are extremely pleased to have Doug join our management team," said Greg McCunn, Chief Executive Officer. "His experience, knowledge and operational leadership skills will enhance our ability to deliver consistent results at our operating mines. I look forward to working with him to build Alio into a mid-tier precious metals company."

Mr. Jones is an experienced international mining executive with over 30 years within precious and base metal mining projects, operations and engineering, including more than 15 years in the gold space. Previously, he was the Chief Operating Officer at Rye Patch Gold which was acquired by Alio Gold on May 25, 2018. Prior to joining Rye Patch, he served as Senior Vice-President for Eldorado Gold, managing gold and base metal operations in Asia and Europe. He was the general manager for Kinross Gold in Washington and for Stillwater Mining in Montana. He also consulted for mining operations in South America, Asia and Europe. Mr. Jones spent ten years working in Nevada with Newmont on the Carlin Trend, and prior to that spent five years on various projects with Freeport-McMoRan at the Ertsberg/Grasberg properties in Indonesia. He is a Mining Engineer from Colorado School of Mines, a professional member of SME and a Qualified Person under National Instrument 43-101.

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE Alio Gold

View original content: http://www.newswire.ca/en/releases/archive/June2018/07/c2442.html

%CIK: 0001502154

For further information: Lynette Gould, Vice President, Investor Relations, 604-638-8976, lynette.gould@aliogold.com

CO: Alio Gold

CNW 07:00e 07-JUN-18